Exhibit 21

Airspan’s Subsidiaries

Airspan Communications (Ireland) Ltd.

Airspan Communications Holdings (Ireland)

Airspan Communications Ltd.

Airspan Networks PTY Ltd (Australia) (Subsidiary of Airspan Communications Ltd.)

Airspan Communications (Shanghai) Co. Ltd.

Airspan Networks Eastern Europe Ltd (Subsidiary of Airspan Communications Ltd.)

P.T. Airspan Networks Indonesia

Airspan Networks (Israel) Ltd

Airspan Japan Kabushiki Kaisha